Filed Pursuant to Rule 433

Registration No. 333-219977

August 15, 2017

PRICING TERM SHEET

$1,200,000,000

$600,000,000 3.250% Senior Notes due 2024

$600,000,000 3.600% Senior Notes due 2027

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement dated August 15, 2017.

Issuer:	Laboratory Corporation of America Holdings

Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)

Trade Date:	August 15, 2017

Expected Settlement Date:	August 22, 2017 (T+5)

Security:	3.250% Notes due 2024 (the “2024 Notes”)	3.600% Notes due 2027 (the “2027 Notes”)

Principal Amount:	$600,000,000	$600,000,000

Maturity Date:	September 1, 2024	September 1, 2027

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2018	March 1 and September 1, commencing March 1, 2018

Coupon:	3.250%	3.600%

Price to Public:	99.775% of the principal amount	99.849% of the principal amount

Net Proceeds to Issuer (before expenses):	$594,900,000	$595,194,000

Benchmark Treasury:	2.125% due July 31, 2024	2.250% due August 15, 2027

Benchmark Treasury Price /Yield:	100-08 / 2.086%	99-27 / 2.268%

Spread to Benchmark Treasury:	+ 120 basis points	+ 135 basis points

Yield to Maturity:	3.286%	3.618%

Make-Whole Amount:	+ 20 basis points	+ 25 basis points

Optional Redemption:

We may, at our option, redeem some or all of the 2024 Notes, at any time or from time to time prior to July 1, 2024 (two months prior to their maturity date) or, in the case of the 2027 Notes, at any time or from time to time prior to June 1, 2027 (three months prior to their maturity date), in each case at a redemption price equal to the greater of 100% of the principal amount of each Note being redeemed plus accrued and unpaid interest to the redemption date, and the Make-Whole Amount.

On and after July 1, 2024 (two months prior to their maturity date), we may at our option redeem the 2024 Notes at any time or from time to time, either in whole or in part, and on and after June 1, 2027 (three months prior to their maturity date), we may at our option redeem the 2027 Notes at any time or from time to time, either in whole or in part, in each case at a redemption price equal to 100% of the principal amount of each Note to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	50540R AT9 / US50540RAT95	50540R AU6 / US50540RAU68

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Barclays Capital Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Co-Managers:

Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
BB&T Capital Markets, a division of

         BB&T Securities, LLC
BNY Mellon Capital Markets, LLC
Credit Agricole Securities (USA) Inc.
Fifth Third Securities, Inc.
Goldman Sachs & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold these securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

We expect that delivery of the Notes will be made against payment therefor on or about the expected settlement date specified above, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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